

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

Via E-mail
Mr. Robert D. Thomas
President and Chief Executive Officer
Infoblox Inc.
4750 Patrick Henry Drive
Santa Clara, CA 95054

> **Re: Infoblox Inc.**
> **Registration Statement on Form S-1**
> **Filed January 6, 2012**
> **File No. 333-178925**

Dear Mr. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. We note that you have included graphic presentations in your registration statement.   To assist us in our evaluation of this information, please provide a camera-ready copy of the artwork in supplemental form. Please be advised that we will contact you separately regarding the graphic text and/or artwork included in your filing and may have further comments.

3.   With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Once you fill the omitted items, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

4.   We have received your application dated January 6, 2012 requesting confidential treatment for portions of Exhibit 10.07 to your registration statement. We will promptly review the application. Comments, if any, will be provided in a separate letter. Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

5.   Prior to submitting a request for accelerated effectiveness of the registration statement, please ensure that we have received a letter or call from the Financial Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting agreements.

6.   With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. Also, include updated disclosure and advise us regarding the status of your application to list on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We may have additional comments after the omitted information has been filed.

7.   We note that you intend to effect a stock split prior to the offering. Please tell us the expected timing for that recapitalization and confirm that you will amend the filing pre-effectively to contain share and per share dollar amount disclosure that gives effect to the stock split.

8.   You indicate on page 45 that a portion of your revenues were generated from the Middle East and Africa. Please describe the nature and extent of the business you have conducted and continue to conduct in these regions. To the extent you conduct business in Iran, Syria or the Sudan, please provide quantitative and qualitative disclosure regarding any business done in these countries.

9.   You provide information about the market for your products and services that is based upon reports or studies authored by third parties. In this regard, we note by example, the data provided by IMS Research referenced on page 80. Please provide supplemental copies of the reports or other source documentation from which this market or other data is extracted.   Also, please clearly mark any third-party sources used to highlight the applicable portion or section containing the data you use in the prospectus, and cross-reference it to the appropriate location in your prospectus.

Risk Factors

"Sales of Our Trinzic Enterprise Family of Products Generate Most of Our Products and Licenses Revenue…", page 13

10.   Please consider expanding this risk factor to provide quantitative disclosure regarding the amount of your products and licenses revenue generated from sales of your Trinzic Enterprise family of products during the periods presented by the financial statements contained in your document so as to provide potential investors with a better understanding of the scope of this risk.

"Our Sales Cycles Can Be Long and Unpredictable and Our Sales Efforts Require Considerable Time and Expense…", page 15

11.   You state that the time of your sales cycle can be long and unpredictable. Please give appropriate consideration to disclosure of quantitative information regarding the length of the sales cycles during the periods covered by your financial statements.

"Our Business Depends on End Customers Renewing Their Maintenance and Support Contracts…", page 18

12.   We note that a substantial portion of your annual net revenue comes from renewals of your maintenance and support contracts. To provide potential investors with a better understanding of your operations and the risks related to the renewal of these contracts, consider providing quantitative disclosure regarding the renewal rates of these contracts for the periods covered by your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

13.   We note that throughout your results of operations discussion you attribute the increase in revenues for each period to the higher demand for your products resulting in more units being sold. Tell us your consideration to include quantified information regarding the number of units sold each period or explain further why you do not believe this information is necessary.

Quarterly Results of Operations

Quarterly Trends, page 61

14.   Tell us whether you considered including quantitative and qualitative disclosure regarding how the quarterly buying patterns and sales cycles of your end customers affect your results of operations. In this regard, we note your disclosure on page 12 that you

often recognize a substantial portion of your net revenue in the last month and frequently in the last two weeks of a quarter due to end customer buying patterns and sales cycles.

Liquidity and Capital Resources, page 61

15.   Consider revising your liquidity and capital resources discussion to provide quantitative estimates of any material planned capital expenditures over the next 12 months. In this regard, we note the discussion of each element of your growth strategy on page 83. Even where no legal commitments, contractual or otherwise, have been made, disclosure is required if material planned capital expenditures result from a known demand, as where expenditures are necessary to a continuation of your current growth trend. For guidance, see Section III.B of SEC Release No. 33-6835.

16.   You indicate on page F-47 that you have not provided for U.S. income taxes on the undistributed earnings of your foreign subsidiaries since you intend to indefinitely reinvest such earnings outside the U.S. Revise to disclose the amount of cash and cash equivalents that are currently held outside of the U.S. and disclose the amounts that are subject to restriction from and/or additional taxes upon repatriation. To the extent that the majority of such funds are held in certain countries, revise to disclose the names of such countries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

17.   We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating assets and liabilities to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

Critical Accounting Policies

Stock-Based Compensation, page 67

18.   When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

19.   Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Supplementally, provide us with your growth rate assumptions used in your most recent valuation analysis.

20.   Please tell us the names and prices of publicly traded securities of comparable companies used in each of your valuation analyses for stock option grants during fiscal 2011 and subsequent issuances. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your stock options. In addition, confirm if the same set of comparables was used for establishing market multiples, volatility, and your discount rates.

21.   Please revise to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Goodwill, page 75

22.   Please revise to include a description of the methods and key assumptions used to determine the fair value of your reporting unit. Also, please clarify whether you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit and if so please revise to disclose this determination. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell and disclose the following:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test;
- discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your reporting unit; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Business, page 79

23.   Tell us if your consideration to provide a discussion of your backlog pursuant to the guidance in Item 101(c)(viii) of Regulation S-K.

End Customer Use Cases

Managed Service Provider Use Case, page 87

24.   You state that by using grids including your appliances, the personnel of a managed
        service provider was able to provide network control and remote management via the
        grids that significantly reduced the cost to the managed service provider of maintaining
        its customers' networks. Confirm for us that the managed service provider has had an
        opportunity to review this description regarding the cost reduction effects of your
        appliances and whether the managed service provider referred to concurs that these
        representations about your products' performance is accurate. In addition, you should
        more specifically explain the nature and extent of the significant reductions in the
        customer's expenses.

Employees, page 95

25.   You state that in France and other foreign jurisdictions, your employees may be subject
        to certain national collective bargaining requirements. Please identify the "other foreign
        jurisdictions." As material, concisely explain the nature of collective bargaining
        requirements and explain how those requirements have or are reasonably likely to affect
        your operations. To the extent that the application of any of these collective bargaining
        requirements is reasonably likely to have a material adverse impact on your operations,
        consider whether risk factor disclosure discussing this uncertainty is appropriate.

Executive Compensation

Compensation Discussion and Analysis

Components of Compensation, page 106

26.   You state that the 2011 annual on-target bonus amount for each executive officer was
        based in part on your board members' experience with the compensation practices of
        other companies and compensation survey data available from outside sources. Please
        identify the other companies whose compensation practices were considered by your
        board of directors in determining the 2011 annual on-target bonus. Tell us the criteria
        used in determining the other companies and describe the elements of corporate
        performance of the other companies that were considered in determining your executive
        compensation.

Principal and Selling Stockholders, page 127

27.   Please revise your document so that the column reporting the number of shares being
        offered indicates the extent to which the overallotment shares have been included. You
        should also disclose how the overallotment shares will be allocated between your
        company, and the selling shareholders as a group, and among the selling shareholders.

28.   We refer to the entity selling shareholders Sequoia Capital, Tenya Capital, Duchossois
        Technology Partners, L.L.C. and Trinity Ventures. Please tell us whether any of these
        shareholders are registered broker dealers or affiliates of registered broker dealers.

29.   In each of footnotes one and three to the disclosure of your principal and selling
        stockholders, you identify a single individual as having shared voting and investment
        power over the shares held by certain entities. You do not, however, identify the other
        natural person(s) with whom this voting and investing power is shared. Please revise
        your document so as to identify the other natural persons, if any, that share the voting and
        investment power over your shares with the individuals identified in these footnotes

Where You Can Find More Information, page 147

30.   Please eliminate the phrase "in all respects" from the disclaimer regarding the
        completeness of the summaries exhibits.

Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

31.   Describe the process you use to evaluate the various factors that affect how you establish
        VSOE for each of the multiple elements in your arrangements (i.e., maintenance,
        professional, and training services), including customer type, purchase volume,
        geographic region, etc. Additionally, you indicate that a substantial majority of stand-
        alone transactions fall within a narrow range for each service offering. Please clarify if
        you assessed VSOE on a bell-shaped-curve approach. For each service offering and each
        fiscal year presented, provide us with the percentage of stand-alone sales that fall within a
        narrow range of the median price the volume of stand-alone sales used your analysis.
        Additionally, tell us the amount of revenue that was recognized in accordance with
        software guidance for fiscal 2010 and 2011 and the percentage of this revenue considered
        to be bundled arrangements (i.e. those with undelivered elements lacking VSOE), if any.

32.   We note that your perpetual licenses are installed on either physical or virtual appliances.
        Please clarify for us how you account for sales of licenses on virtual appliances. In this
        regard, tell us whether the virtual appliance arrangements are considered non-software
        products or whether such arrangements are accounted for pursuant to the software
        revenue recognition guidance.

33.   Revise to disclose under what circumstances distributor revenue is recognized on a sell-
        through basis. In this regard, based on your disclosures on page 65, it appears that the
        distributor sales outside of North America are on a sell-through basis but it is unclear
        when revenue is recognized for the North American sales. Please clarify. For those sales
        that are recognized on a sell-through basis, please explain further why revenue is

recognized on a sell-through versus sell-in basis. Additionally, please tell us if the title of inventory passes to the distributors upon sell-in.

34.   You disclose that revenue for product sales through distributors without reliable sell-through reporting is deferred until maintenance is purchased for the related party. Please tell us why you believe this date is the appropriate date to commence revenue recognition.

35.   We note from your disclosures on page 25 that a significant portion of your sales are made to certain departments of the U.S. government. Please tell us how you considered the guidance of ASC 985-605-25-38 through 25-40 and/or SAB Topic 13.A.4, as applicable, in accounting for any fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

Note 5. Acquisitions, page F-23

36.   Revise to disclose the valuation methodology management used to determine the fair value of the common stock and preferred stock issued in connection with the Netcordia acquisition pursuant to ASC 805-30-50-1-b-4.

37.   Please explain in your response the nature and amount of pro forma adjustments due to "synergies that were derived from the elimination of duplicative costs."

Note 7. Commitments and Contingencies, page F-29

38.   We note from your disclosure that you cannot predict the outcome of the BlueCat dispute nor determine the amount or a reasonable range of potential loss, if any. As ASC 450 does not use the term "potential loss," please revise your disclosure to refer to the terms "probable" and/or "reasonably possible loss" and ensure your disclosure is compliant with the requirements of ASC 450-20-50.

39.   We note that in addition to the BlueCat matter, from time to time you are involved in disputes, litigations and other legal actions, the outcome of which you indicate is currently not determinable. If there is at least a reasonable possibility that a loss exceeding amounts already recognized (or not yet recognized) may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

        If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis.

Note 9. Convertible Preferred Stock, page F-31

40.   Please provide us with the fair value of the underlying common stock on the issuance dates for each series of your convertible preferred stock and provide us with your consideration of recording a beneficial conversion feature, if applicable.

Note 13. Net Income (Loss) per Share of Common Stock, page F-43

41.   We note that you have convertible preferred stock. Tell us how you considered ASC 260-10-45-68 in determining whether your preferred stock is participating and should be included in the computation of basic earnings per share regardless of the fact that the company had a net loss from operations in all periods presented. In this regard, tell us and disclose whether your preferred shareholders have contractual obligations to share in the losses of the company.

Item 17. Undertakings, page II-4

42.   In addition, given that this registration statement relates to the initial distribution of securities by your company, please provide your analysis as to why you have not included the undertaking set forth in Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Laird H. Simons III, Esq.
        Fenwick & West LLP